# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LAVA THERAPEUTICS N.V., CIK 0001840748
CUSIP: N51517105
Title of class of securities: Common shares, Euro 0.12 nominal value per share
Address of issuer's principal executive offices: Yalelaan 62, Utrecht, Netherlands (P7), 3584 CM
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0001756335
Persons authorized to receive notices and communications: Edwin de Graaf, Cooperatieve Gilde Healthcare IV U.A., Stadsplateau 36, Utrecht, Netherlands (P7), 3521 AZ, 31 30 219 2565

## Reporting persons
- Cooperatieve Gilde Healthcare IV U.A. (CIK 0001756335): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: working capital (WC); sole voting power 0; shared voting power 5,246,492; sole dispositive power 0; shared dispositive power 5,246,492; aggregate amount beneficially owned 5,246,492 (19.9% of the class)
- Gilde Healthcare IV Management B.V. (CIK 0001757508): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,246,492; sole dispositive power 0; shared dispositive power 5,246,492; aggregate amount beneficially owned 5,246,492 (19.9% of the class)
- Gilde Healthcare Holding B.V. (CIK 0001420106): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,246,492; sole dispositive power 0; shared dispositive power 5,246,492; aggregate amount beneficially owned 5,246,492 (19.9% of the class)
- Manapouri B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,246,492; sole dispositive power 0; shared dispositive power 5,246,492; aggregate amount beneficially owned 5,246,492 (19.9% of the class)
- Martemanshurk B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,246,492; sole dispositive power 0; shared dispositive power 5,246,492; aggregate amount beneficially owned 5,246,492 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, Euro 0.12 nominal value per share
Name of issuer: LAVA THERAPEUTICS N.V.
Address of issuer's principal executive offices: Yalelaan 62, Utrecht, Netherlands (P7), 3584 CM
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends the initial Statement on Schedule 13D filed on March 21, 2021 (as so amended, the "Schedule 13D"), relating to the common shares, nominal value Euro 0.12 per share ("Common Shares"), of LAVA Therapeutics N.V., a Netherlands corporation (the "Issuer"). This Amendment No. 1 reflects, among other things, the sales of Common Shares by Cooperatieve Gilde Healthcare IV U.A. ("Gilde Healthcare"). Only those items that are hereby reported are amended; all other items reported in the initial Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Cooperatieve Gilde Healthcare IV U.A. ("Gilde Healthcare"), Gilde Healthcare IV Management B.V. ("GHCIVM"), Gilde Healthcare Holding B.V. ("GHH", and together with Gilde Healthcare and GHCIVM, the "Reporting Entities"); the managing directors of GHH: Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director) (together, the "Managing Directors"). The Reporting Entities and Managing Directors are collectively referred to as the "Reporting Persons." The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.2. Each Reporting Person disclaims beneficial ownership of all securities reported in this Schedule except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The business address of the principal offices of each Reporting Person is Stadsplateau 36 P7, 3521 AZ Utrecht, The Netherlands.
Present principal occupation or employment: GHCIVM manages and advises Gilde Healthcare and is owned by GHH. Gilde Healthcare makes venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GHCIVM, GHH, Manapouri B.V. and Martemanshurk B.V. are limited liability companies organized under Dutch law. Gilde Healthcare is a private equity investment fund organized under Dutch law.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between October 8, 2025 and October 13, 2025, Gilde Healthcare sold an aggregate of 174,678 Common Shares of the Issuer in open market transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 13, 2025, there were 26,305,295 Common Shares outstanding as of August 8, 2025.

Gilde Healthcare is the record holder of an aggregate of 5,246,492 Common Shares, which represents beneficial ownership of approximately 19.9% of the outstanding Common Shares as of August 8, 2025.

GHCIVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

As a result, each of the Reporting Persons may beneficially own 5,246,492 Common Shares, or approximately 19.9% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person has shared power to vote and dispose of 5,246,492 Common Shares.
Transactions in the class effected during the past sixty days:
On October 8, 2025, Gilde Healthcare sold 28,954 Common Shares at a weighted average price per share of $1.5727 for aggregate proceeds of approximately $45,535.96.
On October 9, 2025, Gilde Healthcare sold 48,169 Common Shares at a weighted average price per share of $1.5568 for aggregate proceeds of approximately $74,989.50.
On October 10, 2025, Gilde Healthcare sold 49,869 Common Shares at a weighted average price per share of $1.5474 for aggregate proceeds of approximately $77,167.29.
On October 13, 2025, Gilde Healthcare sold 47,686 Common Shares at a weighted average price per share of $1.5377 for aggregate proceeds of approximately $73,326.76.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.2 - Joint Filing Agreement, dated October 14, 2025, by and among the Reporting Persons (filed herewith).

## Signatures
- Cooperatieve Gilde Healthcare IV U.A.: /s/ Edwin de Graaf, By: GILDE HEALTHCARE IV MANAGEMENT B.V. Its: Manager (10/14/2025)
- Cooperatieve Gilde Healthcare IV U.A.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (10/14/2025)
- Gilde Healthcare IV Management B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (10/14/2025)
- Gilde Healthcare Holding B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (10/14/2025)
- Manapouri B.V.: /s/ Edwin de Graaf, Edwin de Graaf/Managing Director (10/14/2025)
- Martemanshurk B.V.: /s/ Pieter van der Meer, Pieter van der Meer/Managing Director (10/14/2025)